Exhibit 99.1

Sapiens Reports Q1 2017 Financial Results

The software solution provider announces another quarter of double-digit growth

Holon, Israel, May 15, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the first quarter ended March 31, 2017.

First Quarter Highlights:

•	GAAP and non-GAAP revenue of $56.5 million, up 14.1% compared to $49.6 million in the first quarter of 2016.
•	GAAP operating loss totaled $(1.6 million), compared to operating income of $6.2 million in the first quarter of 2016.
•	Non-GAAP operating profit totaled $1.7 million (3.0% operating margin), compared to $7.3 million (14.8% operating margin) in the first quarter of 2016.
•	GAAP net loss attributable to Sapiens’ shareholders totaled $(2.2 million) or $(0.05) per diluted share, compared to net income attributable to Sapiens’ shareholders of $4.9 million, or $0.10 per diluted share in the first quarter last year.
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Non-GAAP net income attributable to Sapiens’ shareholders totaled $1.2 or $0.02 per diluted share, compared to net income attributable to Sapiens’ shareholders of $6.0 million, or $0.12 per diluted share, in the first quarter last year.

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Cash and cash equivalents as of March 31, 2017 were $35.1 million. This amount is post cash payment for the $100 million acquisition of StoneRiver, Inc. in the first quarter. Sapiens also raised $40 million in new bank debt during the first quarter to finance the remainder of the StoneRiver acquisition and working capital.

“Sapiens delivered another quarter of double-digit revenue increase, driven by a mix of organic growth and our recent acquisition of StoneRiver,” said Roni Al-Dor, president and CEO of Sapiens. Two factors are offseting this growth to some extent in the near term, particularly in terms of operational profitability: the halt of a software development project with a significant customer and the integration of StoneRiver. In the second quarter, we will continue restructuring steps to address these developments and remain on track in the second half of 2017.”

Al-Dor continued, “We are very excited about the closing of the StoneRiver acquisition towards the end of the first quarter. It significantly expanded our presence and scale in the North American insurance market and accelerated our entry into the U.S. P&C and L&A spaces. We have already gained a new customer via our new StoneRiver offerings and another StoneRiver customer is now in production.”

Sapiens won new customers and continued to expand its business with existing customers during the first quarter. Alexander Forbes, a pan-African financial services group, selected the full Sapiens’ portfolio. Sapiens’ core systems will provide end-to-end, integrated digital capabilities across all lines of business and Sapiens will serve as the primary implementation partner. Additionally, Sapiens was selected shortly after the conclusion of the first quarter by a leading Nordic insurer for a modernization project worth over $30 million. This strategic new customer selected a wide range of Sapiens’ P&C and reinsurance solutions to modernize its environment.

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“Sapiens has a strategy in place to improve our cost structure and return to double-digit operating margins in the second half of 2017, and we believe we are currently on track with our plan,” said Roni Al-Dor, president and CEO. “We are currently implementing a restructuring and reorganization program that includes integrating Sapiens’ and StoneRiver’s back-office operations to reduce expenses, maximizing synergies between our respective delivery teams and combining our R&D efforts to better utilize previously developed assets.”

“Our plan also includes realigning and shifting employees away from the halted project and downsizing as necessary,” concluded Al-Dor.

Sapiens maintains its recently revised guidance for 2017 full year revenues of $265 to $275 million (on a non-GAAP basis) and maintains expectations for between 3-4% operating profit margin for the first half of 2017, increasing to 13.5-14.5% in the second half of the year (in each case, on a non-GAAP basis). Sapiens also maintains expectations for a full-year operating profit margin between 9-10% (on a non-GAAP basis).

Quarterly Results Conference Call

Management will host a conference call and webcast on May 15 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens' results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0685; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens' website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until May 22, 2017, as follows:

North America: 1-877-456-0009; International: +972-3-925-5940

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition, acquisition-related costs, restructuring and reorganizational costs, loss on sales of Marketable Securities and tax adjustment re non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

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To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition, acquisition-related costs, restructuring and reorganizational costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of approximately 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

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These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)

Revenue	56,534	49,567
Cost of revenue	37,388	29,607

Gross profit	19,146	19,960

Operating Expenses:
Research and development, net	6,195	3,253
Selling, marketing, general and administrative	14,588	10,456
Total operating expenses	20,783	13,709

Operating income (loss)	(1,637)	6,251

Financial expense (income), net	438	(80)
Taxes and other expenses, net	167	1,458

Net income	(2,242)	4,873

Attributable to non-controlling interest	(30)	(14)

Net income attributable to Sapiens' shareholders	(2,212)	4,887

Basic earnings per share	(0.05)	0.10

Diluted earnings per share	(0.05)	0.10

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,047	48,819

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,047	49,560

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Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017		2016
	(unaudited)		(unaudited)

Revenues	56,534	100%	49,567	100%
Gross Profit	20,470	36.2%	21,574	43.5%
Operating profit	1,698	3.0%	7,348	14.8%
Net income to shareholders	1,184	2.1%	5,986	12.1%
Adjusted EBITDA	2,574	4.6%	7,955	16.0%

Basic earnings per share	0.02		0.12
Diluted earnings per share	0.02		0.12

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

North America	19,465	21,107	19,706	17,601	16,041
Europe & South Africa	32,489	28,292	28,675	26,124	28,421
APAC	4,580	7,714	8,099	9,305	5,105

Total	56,534	57,113	56,480	53,030	49,567

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Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2017	2016

GAAP operating profit	(1,637)	6,251

Non GAAP adjustments:
Amortization of capitalized software	1,021	1,409
Amortization of other intangible assets	1,254	511
Capitalization of software development	(1,065)	(1,384)
Stock-based compensation	455	458
Compensation related to acquisition and acquisition related costs	1,670	103

Non GAAP operating profit	1,698	7,348

Depreciation	876	607

Adjusted EBITDA	2,574	7,955

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017	2016
GAAP revenue	56,534	49,567
Adjustments of pre-acquisition revenue accounted under pooling of interest method	-
Non-GAAP revenue	56,534	49,567

GAAP gross profit	19,146	19,960
Amortization of capitalized software	1,021	1,409
Amortization of other intangible assets	303	205
Non-GAAP gross profit	20,470	21,574

GAAP operating income	(1,637)	6,251
Gross profit adjustments	1,324	1,614
Capitalization of software development	(1,065)	(1,384)
Amortization of other intangible assets	951	306
Stock-based compensation	455	458
Compensation related to acquisition and acquisition related costs	1,670	103
Non-GAAP operating income	1,698	7,348

GAAP net income attributable to Sapiens' shareholders	(2,212)	4,887
Operating income adjustments	3,335	1,097
Adjustment to redeemable non-controlling interest		66
Loss on sales of Marketable Securities	230
Other	(169)	(64)
Non-GAAP net income attributable to Sapiens' shareholders	1,184	5,986

Non-GAAP basic earnings per share	0.02	0.12

Non-GAAP diluted earnings per share	0.02	0.12

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,047	48,819

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,998	49,560

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,115	60,908
Trade receivables, net	52,837	34,684
Other receivables and prepaid expenses	8,036	6,389
Marketable securities	-	18,220

Total current assets	95,988	120,201

LONG-TERM ASSETS:
Marketable securities	-	17,228
Property and equipment, net	10,945	9,807
Severance pay fund	4,205	4,041
Goodwill and intangible assets, net	225,845	101,951
Other long-term assets	4,091	4,623

Total long-term assets	245,086	137,650

TOTAL ASSETS	341,074	257,851

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	7,136	6,562
Accrued expenses and other liabilities	44,024	32,049
Deferred revenue	18,729	9,137
Current Maturities of Long Term Loans	8,000	-
Total current liabilities	77,889	47,748

LONG-TERM LIABILITIES:
Other long-term liabilities	26,679	9,864
Long Term Loans	32,000	-
Accrued severance pay	5,106	4,940

Total long-term liabilities	63,785	14,804

REDEEMABLE NON-CONTROLLING INTEREST	908	908

EQUITY	198,492	194,391

TOTAL LIABILITIES AND EQUITY	341,074	257,851

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2017	2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	(2,242)	4,873
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	3,151	2,527
Amortization of premium, accrued interest and loss on sales of marketable securities	509	(134)
Stock-based compensation related to options issued to employees	455	458

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(10,510)	(6,682)
Deferred tax assets	(1,009)	107
Other operating assets	681	(227)
Trade payables	(771)	419
Other operating liabilities	908	98
Deferred revenues	1,556	3,052
Severance pay	(49)	(34)

Net cash provided by operating activities	(7,321)	4,457

Cash flows from investing activities:
Purchase of property and equipment	(580)	(849)
Purchase of marketable securities, net of interest received	-	99
Proceeds from sales of marketable securities	35,369	-
Payments for business acquisition, net of cash acquired	(94,111)	-
Capitalized software development costs	(1,065)	(1,384)
Restricted cash	-	(2)

Net cash used in investing activities	(60,387)	(2,136)

Cash flows from financing activities:
Proceeds from employee stock options exercised	110	473
Loan received net of Repayment of loan	39,987	-

Net cash used in financing activities	40,097	473

Effect of exchange rate changes on cash and cash equivalents	1,818	1,534

Increase in cash and cash equivalents	(25,793)	4,328
Cash and cash equivalents at the beginning of period	60,908	54,351

Cash and cash equivalents at the end of period	35,115	58,679

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